Via Facsimile
-------------
Mr. Larry Spirgel
Assistant Director - Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:   Pre-Paid Legal Services, Inc.
               Form 10-K for fiscal year ended December 31, 2008
               Filed February 27, 2009
               File No. 001-09293

Dear Mr. Spirgel:

Below are our responses to your enumerated comments contained in your letter of October 26, 2009 to the above referenced filing. We understand the purpose of your review and comments is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to your comments to our responses and once agreed upon, we will file amended documents in a timely manner.


Item 1 -We note your response to our prior comment five in our letter dated September 25, 2009. Please revise to provide a narrative explanation of the membership data provided in the table. For example, explain the significance and relevance of the data provided in each column of the table. Also, tell us whether the table includes disclosure related to the number of sales associates that maintain a personal membership to vest. If not, please include that data in the table. Finally, please consider revising the table to include an annual breakdown of the number of associates selling one membership, the number of associates selling between one and two memberships, and those associates selling three or more, as these are important metrics for your annual membership vesting requirements. Provide in the table or by footnote to the table how many of the associates selling three or more memberships did not retain their own membership but yet vested by virtue of personally selling three or more memberships per quarter. Refer to our prior comment 12 in our letter dated August 11, 2009.

After conversation with the Commission staff, we withdraw our previous suggested disclosure in its entirety and propose the following new tabular disclosures:

(this table and introductory language would be inserted following the "General" paragraph at the bottom of page 9 of the printed Form 10-K.)

The following table recaps, on a quarterly basis for the last two fiscal years, total vested sales associates that made new Membership sales and those that did not as well as those that own a Membership and those that do not own a Membership, by their respective levels of sales:

                       Assocs Without A Membership
                       ---------------------------
                                                         Assocs Selling
                     Assocs Selling   Assocs Selling        With a         Assocs Not
     Qtr/Year          3 or more        Less than 3       Membership         Selling        Total Assocs
     --------        --------------   --------------     --------------    ----------       ------------
      Q1/07               212               297              34,443           398,956          433,908
      Q2/07               152               583              33,092           400,387          434,214
      Q3/07               140               540              34,196           408,424          443,300
      Q4/07               146               497              34,444           407,274          442,361
      Q1/08                93               366              30,174           397,575          428,208
      Q2/08                90               358              30,614           401,289          432,351
      Q3/08                95               402              31,702           392,118          424,317
      Q4/08                98               367              29,177           395,376          425,018

(this table and introductory language would replace existing table and last two sentences of existing introductory paragraph at the top of page 30 of the printed Form 10-K)

The following table presents new Memberships produced, Memberships canceled and ending active Memberships for members who are sales associates, and the respective percentage, and members who are not sales associates.

               Memberships Produced                 Memberships Canceled                  Active Memberships
                 c                  Assoc            s                    Assoc            s                    Assoc
 Year    Non-Asso Assocs    Total     %     Non-Assoc  Assocs    Total      %     Non-Assoc Assocs     Total      %
 2004    535,295   89,230  624,525  14.3    (510,007) (81,815)  (591,822) 16.0    1,148,569 303,131  1,451,700  20.9
 2005    480,437  220,290  700,727  31.4    (496,710) (112,928) (609,638) 18.5    1,132,296 410,493  1,542,789  26.6
 2006    477,937  134,789  612,726  22.0    (466,561) (150,214) (616,775) 24.4    1,143,672 395,068  1,538,740  25.7
 2007    498,072  114,024  612,096  18.6    (456,704) (118,330) (575,034) 20.6    1,185,040 390,762  1,575,802  24.8
 2008    457,000   95,327  552,327  17.3    (499,894) (69,081)  (568,975) 12.1    1,142,146 417,008  1,559,154  26.7

Item 2 - Please clarify whether your related party share repurchases were subject to your policies and procedures for the review, approval, or ratification of related party transactions and, if so, whether such review and approval was conducted. For example, we note from your disclosure that your audit committee approved the share repurchase from Randy Harp, but it is not clear whether the purchase was first disclosed in writing to the entire Board. Discuss how the terms of the transactions between the company and the related parties involved in the share repurchase program are determined and whether you believe that such terms are no less favorable than terms generally available to an unaffiliated third party. In addition, please file as an Exhibit the letter agreement executed by Idoya Partners and the Company's CEO or tell us why you do not believe you are required to file it under Item 601(b)(10)(ii)(A) of Regulation S-K.

Our related party share repurchases from Randy Harp, our Chief Operating Officer, were conducted in accordance with (1) our company trading policy regarding material non-public information, (2) our Code of Business Conduct and Ethics for Directors, Officers, and Employees as approved by the Board of Directors on February 26, 2004 and (3) our Audit Committee Charter as amended March 7, 2007. Shares purchased from Mr. Harp were disclosed to the Board prior to the purchase through unanimous written consent of the Board's properly constituted Audit Committee, which also pre-approved the transaction in writing in accordance with item 24 of the Audit Committee charter. There is no disclosure requirement in our Code of Business Conduct that such transactions must be made to the entire Board of Directors.

Our related party share repurchases from Idoya Partners were pursuant to the terms contained in a letter agreement executed by our Chief Executive Officer. We will file the executed letter agreements with Idoya Partners as an exhibit to the above referenced Form 10-K.

The shares repurchased from Mr. Harp and Idoya Partners were specifically approved and ratified in all respects by our entire Board of Directors.

The transactions between the company and all related parties constitute less than one tenth of one percent of total share transactions since the company began its share repurchase program. All related parties inherently know that any such transaction must not be on terms more favorable than those available to an unaffiliated third party, so the only determination or negotiation is to choose a benchmark that clearly conveys such intent. All three listed transactions were either priced at the prior day's close or below.

We also acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
PRE-PAID LEGAL SERVICES, INC.
/s/ Randy Harp
-----------------------------
Randy Harp
Chief Operating Officer